GREAT-WEST
LIFECO INC.

04 JAN 21 AM 7:21

[redacted]

04012290

January 19, 2004

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

BY COURIER

Dear Sirs:

SUPPL

RE: Great-West Lifeco Inc. (the "Corporation")
Exemption Number 82-34728

Pursuant to Rule 12g3-2(b) exemption of the Corporation in the United States, attached please find copies of the Insider Reports for shares purchased under the Corporation's continuing Normal Course Issuer Bid dated:

- December 29,
- January 5,
- January 8 and
- January 19, 2004

PROCESSED
JAN 29 2004
THOMSON FINANCIAL

Please contact me directly at (204) 946-8795 if you have any questions.

Sincerely,

Connie Neilson
Corporate Secretarial Specialist

Encls.

dlw 1/22

100 Osborne Street North
Winnipeg, Canada R3C 3A5 204-946-1190

A member of the Power Financial Corporation group of companies.

2003-12-29, 10:32:32, EST

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	367659083
Filing date	2003-12-29
Date of transaction	2003-12-19
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities acquired	77500
Unit price or exercise price	Currency Canadian Dollar
Closing balance of securities held	367736583
General remarks *(if necessary to describe the transaction)*	Shares acquired under the Corporation's Normal Course Issuer Bid. The shares are being cancelled.
Private remarks to securities regulatory authorities	The Corporations Outstanding shares fluctuate with the exercise of stock options (which are reported by each insider).

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2004-01-05, 16:39:31, EST

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	367736583
Filing date	2004-01-05
Date of transaction	2003-12-31
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities acquired	31000
Unit price or exercise price	Currency Canadian Dollar
Closing balance of securities held	367767583
General remarks *(if necessary to describe the transaction)*	Shares acquired under the Corporation's Normal Course Issuer Bid. The shares are being cancelled.
Private remarks to securities regulatory authorities	The Corporations O8utstanding shares fluctuate with the exercise of stock options (which are reported by each insider).

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2004-01-08, 14:56:27, EST

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	367767583
Filing date	2004-01-08
Date of transaction	2004-01-02
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities acquired	9700
Unit price or exercise price	Currency Canadian Dollar
Closing balance of securities held	367777283
General remarks *(if necessary to describe the transaction)*	Shares acquired under the Corporation's Normal Course Issuer Bid. The shares are being cnacelled.
Private remarks to securities regulatory authorities	The Corporations Outstanding shares fluctuate with the exercise of stock options (which are reported by each insider).

Next

2004-01-19, 10:45:56, EST

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	367777283		
Filing date	2004-01-19		
Date of transaction	2004-01-09		
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase		
Number or value of securities acquired	63400		
Unit price or exercise price		Currency	Canadian Dollar
Closing balance of securities held	367840683		
General remarks *(if necessary to describe the transaction)*	Shares acquired under the Corporation's Normal Course Issuer Bid. The shares are being cancelled.		
Private remarks to securities regulatory authorities	The Corporations' Outstanding shares fluctuate with the exercise of stock options (which are reported by each insider).		

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